Mail Stop 3561

May 8, 2009

David F. Dyer
President and Chief Executive Officer
Chico's FAS, Inc.
11215 Metro Parkway
Fort Myers, FL 33966

> **Re:** **Chico's FAS, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2009**
> **Filed March 27, 2009**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 24, 2009**
> **File No. 001-16435**

Dear Mr. Dyer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Liquidity and Capital Resources, page 28

Operating Activities, page 29

1.   Please expand in future filings and provide us in a supplemental response for this period your discussion and analysis of the changes in net cash provided by operating activities to explain in a reasonable amount of detail the reasons for material changes in underlying drivers. Refer to FRC 501.13.b.1.

Critical Accounting Policies and Estimates, page 31

2.   Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting measurements. Specifically, you should provide the following:

        (a)   An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

        (b)   An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

        (c)   An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

        Refer to FRC 501.14 for further guidance.

Evaluation of Long-Lived Assets, page 32

3.   We note on page 45 that you performed a review of your goodwill in the third quarter of fiscal 2008 as a result of a decline in the market capitalization as well as a decline in the business climate during 2008 and determined that your goodwill was not impaired. We further note that you performed an annual impairment test of goodwill in the fourth quarter and again determined that no impairment of goodwill was necessary. Please address the following:

        (a)   Expand your discussion of critical accounting policies in future filings to describe the significant assumptions and estimates underlying your

> impairment analyses. For example, for a discounted cash flow analysis, such assumptions may include the discount rate used, revenue growth rates, operating profit margin percentages and a terminal rate. In addition, quantify the sensitivity of your estimates to change based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements.

> (b) To the extent it is reasonably possible an impairment charge to goodwill will be recorded in the future, disclose in future filings and explain to us in a supplemental response the carrying value of each reporting unit and the fair value of the reporting unit for which an impairment is reasonably possible.

Item 9A. Controls and Procedures, page 62

Controls and Procedures, page 62

4. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer concluded that, as of the end of such period, the Company's disclosure controls and procedures were effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company's periodic SEC filing." Please revise future filings to clarify, if true, that your disclosure controls and procedures are designed, and are effective, to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Refer to Exchange Act Rule 13a-15(e).

Signatures

5. Your Form 10-K must be signed by your controller or principal accounting officer. See Instruction D(2)(a) and (b) to Form 10-K. If the company's controller or principal accounting officer has signed the form, please advise, and confirm that in future filings the company will indicate all capacities in which its officers are signing the form.

Form 8-K filed December 1, 2008

6.   We note that the credit agreement with SunTrust Bank filed as an exhibit did not
        include all of the exhibits and schedules to the agreement. Please explain why
        these were not filed pursuant to Item 601(b)(10) of Regulation S-K.

                                    * * * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if
you have questions regarding comments on the financial statements and related matters.
Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357
with any other questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director